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                                 HOLLINGER INC.

 ISSUES NOTICE TO VACATE TO RAVELSTON AND SEIZES COLLATERAL FOR RAVELSTON DEBT

         Toronto, Ontario, Canada, April 13, 2005 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) announced today that it had served formal notice on The Ravelston Corporation Limited to vacate premises occupied by it and related companies in Hollinger's head office building located at 10 Toronto Street, Toronto, not later than May 31, 2005. The related companies include Argus Corporation Limited ("Argus").

         In addition, Hollinger has taken steps to immediately seize shares held by Ravelston in Hollinger, Argus and other Ravelston related companies. These shares are part of the collateral for debt in the amount of approximately $15 million owing by Ravelston to Hollinger, which debt is in default. The collateral represents part of the direct and indirect control position held by Ravelston in Hollinger. This action by Hollinger is separate from its recently announced lawsuit against Conrad Black, Ravelston and related parties for monetary damages in the amount of $550 million and reimbursement of amounts owing by Ravelston to Hollinger in the amount of approximately $86 million plus accrued interest and costs.


Company Background

         Hollinger's principal asset is its 17% equity and 67% voting interest in Hollinger International Inc., which is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments. Hollinger also owns a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto.


Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca

                              www.hollingerinc.com